Exhibit 1

For Release

Compugen and Merck Serono to Collaborate on Novel Peptide
For the Treatment of Inflammatory Diseases

CGEN 855 Targets the FPRL1 G-protein Coupled Receptor

Tel Aviv, Israel, November 26, 2008 – Compugen Ltd. (NASDAQ: CGEN) announced today that it has signed a collaboration agreement with Merck KGaA, acting for its pharmaceutical division Merck Serono, covering CGEN-855, a Compugen-discovered novel peptide targeting the FPRL1 G-protein coupled receptor (GPCR). This peptide has demonstrated, in recently completed initial in vitro and in vivo studies, the potential to treat, among other indications, inflammatory diseases.

The agreement covers additional research to be conducted by Compugen and provides Merck Serono with an option to exclusively license the novel peptide for worldwide development and commercialization. Compugen also announced that CGEN-855 and supporting experimental data are the subject of an article newly published in the Journal of Pharmacology and Experimental Therapeutics:

http://jpet.aspetjournals.org/cgi/content/abstract/jpet.108.145821v1

“We are very proud to add Merck Serono to the growing list of leading pharma companies with which we have collaborations for the advancement of our product candidates,” said Compugen CEO Mr. Alex Kotzer. “We are also pleased to be the first Israeli biotech company that has signed an agreement with Merck Serono under the Global Enterprise Partnership program of the Chief Scientist of Israel.”

CGEN-855 was discovered using Compugen’s GPCR Peptide Ligands Discovery Platform, one of Compugen’s ten validated drug and diagnostic discovery platforms. The rapidly growing field of peptide therapeutics is a primary focus of the company. In addition to the GPCR Ligands Platform, Compugen now has two other platforms for predicting and selecting product candidates in this field: the DAC Peptide Blockers Discovery Platform and the Viral Peptides Discovery Platform. To date, a number of interesting product candidates have been discovered and validated experimentally through the use of each of these platforms. These product candidates, including the CGEN-855 peptide now moving forward in collaboration with Merck Serono, target therapeutic areas with high clinical and commercial importance, such as cancer, inflammation, metabolism and cardiovascular diseases.

About GPCRs and FPRL1
GPCRs are membrane protein receptors that are involved in signal transduction of numerous physiologic processes. GPCRs are by far the largest family of known drug targets. There are approximately 370 GPCRs relevant for drug discovery and development and at least 40 percent of drugs in the market are thought to act on GPCRs. It is estimated that at least 40 novel endogenous GPCR peptide ligands have yet to be discovered, and there are ample precedents that indicate the high value associated with GPCR peptide ligands. In particular, GPCR peptide ligands have a high probability of being developed into new drugs.

FPRL1 (also known as ALX or ALXR) belongs to the FPR family of GPCRs. It is expressed mainly by neutrophils and monocytes, as well as T-cells and other non-hematopoietic cell types, and its activation promotes resolution of inflammation, leading to prominent anti-inflammatory activity. Experiments in animal models indicate that FPRL1 agonists have a beneficial effect in acute inflammatory conditions, such as ischemia-reperfusion injury and organ transplantation as well as in chronic inflammatory diseases such as inflammatory bowel disease and asthma.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries.

In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

U.S. contacts:

Investors:	Media:
John Quirk	Arash Khurana
Porter Novelli Life Sciences	Porter Novelli Life Sciences
Email: jquirk@pnlifesciences.com	Email: arash.khurana@porternovelli.com
Tel: (212) 601-8296	Tel: (212) 601-8290